United States securities and exchange commission logo





                           May 25, 2021

       Andrew A. Wiederhorn
       Chief Executive Officer
       FAT Brands, Inc
       9720 Wilshire Blvd., Suite 500
       Beverly Hills, California 90212

                                                        Re: FAT Brands, Inc
                                                            Registration
Statement on Form S-3
                                                            Filed May 20, 2021
                                                            File No. 333-256342

       Dear Mr. Wiederhorn:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              William Wong, Esq.